    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 2001

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              CALPINE CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                        DELAWARE                                                77-0212977
           (States or other jurisdictions of                                 (I.R.S. Employer
             incorporation or organization)                              Identification Numbers)

                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                PETER CARTWRIGHT
      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, CALPINE CORPORATION
                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                                BRUCE C. BENNETT
                              COVINGTON & BURLING
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 841-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM    PROPOSED MAXIMUM
              TITLE OF EACH CLASS                AMOUNT TO BE    OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
        OF SECURITIES TO BE REGISTERED            REGISTERED        PER UNIT             PRICE          REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share, of
  Calpine Corporation(1).......................   2,110,527         $27.16(2)        $57,321,914(2)         $14,331
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes certain preferred stock purchase rights (the "Rights") associated with shares of the Common Stock of Calpine Corporation. Until the occurrence of certain prescribed events, none of which have occurred, the Rights are not exercisable, are evidenced by the certificate representing the Common Stock and will be transferred along with and only with the Common Stock.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low prices of Calpine's Common Stock as reported on The New York Stock Exchange on October 16, 2001.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 2001

PROSPECTUS

[CALPINE CORP. LOGO]
                                2,110,527 SHARES

                              CALPINE CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

     This prospectus relates to the resales of shares of common stock of Calpine Corporation, a Delaware corporation, by the selling holders named in this prospectus. The shares were issued to Michael P. Polsky and certain holders in connection with our acquisition of SkyGen Energy Holdings LLC, a Delaware limited liability company, in October 2000. We will not receive any cash proceeds from this offering.

     Up to 2,110,527 shares of the common stock offered hereby may be resold by the selling holders named in this prospectus. The selling holders will receive all of the proceeds from the sale of the securities and will pay any underwriting discounts and selling commissions applicable to any sale. The selling holders and any broker-dealers, agents or underwriters that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.

     We are paying all expenses of registration incurred in connection with this offering, other than underwriter commissions and similar selling fees and transfer costs.

     Calpine's common stock is traded on The New York Stock Exchange under the symbol "CPN." On October 16, 2001, the last reported sales price of the common stock on that exchange was $27.58. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars.

     INVESTING IN CALPINE'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
The Company.................................................    1
Risk Factors................................................    8
Where You Can Find More Information.........................    8
Forward-Looking Statements..................................    9
Use of Proceeds.............................................   10
Selling Holders.............................................   10
Plan of Distribution........................................   11
Description of Capital Stock................................   11
Certain United States Federal Income Tax Considerations.....   15
Legal Matters...............................................   18
Experts.....................................................   18

                             ---------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process. Under this shelf process, selling holders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling holders may offer. Each time a selling holder sells securities, the selling holders are required to provide you with a prospectus supplement containing specific information about the selling holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included in or delivered with this document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY,
TELEPHONE: (408) 995-5115.

     Unless we have indicated otherwise, references hereafter in this prospectus to "Calpine," "we," "us," and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries, excluding Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust. On April 19, 2001, we acquired Encal Energy Ltd. ("Encal") in a merger transaction that was accounted for as a pooling-of-interests under U.S. GAAP. All financial information contained in this prospectus has been restated for all periods presented as if Encal and Calpine had always been combined. As used in this prospectus, "EBITDA" is defined as net income less income from unconsolidated investments, plus cash received from unconsolidated investments, plus provision for tax, plus interest expense, plus one-third of operating lease expenses, plus depreciation and amortization, plus distributions on our company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts. This non-GAAP measure is presented not as a measure of operating results, but rather as a measure of Calpine's ability to service debt. EBITDA should not be construed as an alternative to either (i) income from operations (determined in accordance with U.S. GAAP) or (ii) cash flows from operating activities (determined in accordance with U.S. GAAP).

                                  THE COMPANY

     We are a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity and steam in the United States, Canada and the United Kingdom. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 61 power plants having a net capacity of 11,085 megawatts. We also have 30 gas-fired projects under construction having a net capacity of 16,673 megawatts and have announced plans to develop 26 gas-fired projects (power plants and expansions of current facilities) with a net capacity of 14,915 megawatts. Upon completion of the projects under construction, we will have interests in 87 power plants located in 22 U.S. states, three Canadian provinces and the United Kingdom, having a net capacity of 27,758 megawatts. Of this total generating capacity, 97% will be attributable to gas-fired facilities and 3% will be attributable to geothermal facilities. As a result of our expansion program, our revenues, EBITDA, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                                              COMPOUND
                                                                               ANNUAL
                                                        1996       2000      GROWTH RATE
                                                      --------   ---------   -----------
                                                         (IN MILLIONS)
Total Revenue.......................................  $  291.5   $ 2,547.1        72%
EBITDA..............................................     144.2     1,017.2        63%
Net Income..........................................      14.8       372.6       124%
Total Assets........................................   1,245.0    10,323.2        70%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management, power marketing and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

     We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at 50 West San Fernando Street, San Jose, California 95113. Our registered office is located at 9 East Loockerman Street, Dover, Delaware 19901, c/o National Registered Agents, Inc.

                                   THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $215 billion of electricity sales in 2000 produced by an aggregate base of power generation facilities with a capacity of approximately 860,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end-users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

                                    STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing this growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production, acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development of new and expansion of existing power plants. We are actively pursuing the development of new and expansion of our existing highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

                              RECENT DEVELOPMENTS

     In addition to the recent developments described below, please see the recent developments described in Calpine's Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, and our Current Reports on Form 8-K filed on April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July
9, 2001, July 13, 2001, July 17, 2001, July 27, 2001, September 5, 2001,
September 10, 2001, October 9, 2001 and October 12, 2001, each of which is incorporated by reference in this prospectus.

     On July 5, 2001, we announced an agreement to acquire a 1,200-megawatt natural gas-fired power plant at Saltend near Hull, Yorkshire, England from Entergy Wholesale Operations for L562.5 million (U.S.$814.4 million at exchange rates at the closing of the acquisition). The Saltend facility, a cogeneration facility, provides electricity and steam for BP Chemical's Hull Works plant under a 15-year agreement. The balance of the Saltend facility's electricity output is sold into the deregulated UK power market. The Saltend transaction is our first acquisition of a power facility in Europe. The acquisition closed on August 24, 2001.

     On July 10, 2001, we announced an agreement to acquire approximately 85% of the voting stock of Michael Petroleum Corporation, a Houston, Texas-based natural gas exploration and development company, for approximately $273.6 million and the assumption of $54.5 million of debt. The acquisition includes 204 billion cubic feet equivalent of proven natural gas reserves currently producing 43 mmcfe per day and an inventory of drilling locations within a 94,000 acreage position in close proximity to our South Texas Magic Valley and Hidalgo Energy Centers. The acquisition closed on August 15, 2001.

     On October 16, 2001, Calpine completed a Canadian dollar offering of C$200 million in principal of Senior Notes Due 2007 issued by its wholly-owned subsidiary Calpine Canada Energy Finance ULC and guaranteed by Calpine, and completed Sterling and Euro offerings of L200 million in principal of Senior Notes Due 2011 and E175 million in principal of Senior Notes Due 2008 issued by its wholly-owned subsidiary Calpine Canada Energy Finance II ULC and guaranteed by Calpine. On October 18, 2001, Calpine completed US dollar offerings of $530 million in principal of Senior Notes Due 2008 issued by Calpine

Canada Energy Finance ULC and guaranteed by Calpine Corporation and of $850 million in principal of Senior Notes Due 2011 issued by Calpine directly. Proceeds from the offerings will be used to refinance existing bridge loan financings incurred to fund recently completed transactions, finance the development and construction of additional power generation facilities and for working capital and general corporate purposes. On October 18, 2001, Calpine also completed an offering of $654.5 million in principal of pass through lease certificates relating to certain sale/leaseback transactions. Proceeds from this offering will be used to refinance outstanding borrowings under Calpine's construction loan facilities, certain project-specific debt and other indebtedness and for working capital and general corporate purposes.

     California Power Market. The deregulation of the California power market has produced significant unanticipated results in the past year and a half. The deregulation froze the rates that utilities can charge their retail and business customers in California, until recent rate increases approved by the California Public Utilities Commission ("CPUC"), and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year and a half, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been at times significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest during 2000, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and

     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.

     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric Company ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant under-recovery of costs by these utilities. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to Calpine under Calpine's long-term qualifying facility ("QF") contracts, which are subject to federal regulation under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). The PG&E QF contracts are in place at 11 of our facilities and represent nearly 600 megawatts of electricity for Northern California customers.

     PG&E Bankruptcy Proceedings. On April 6, 2001, PG&E filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As of April 6, 2001, Calpine had recorded approximately $266 million in accounts receivable with PG&E under its QF contracts, plus a $69 million note receivable not yet due and payable. Calpine is currently selling power to PG&E pursuant to its long-term QF contracts, and PG&E is paying on a current basis for these purchases. With respect to the receivables recorded under these contracts on July 6, 2001, Calpine announced that it had entered into a binding agreement with PG&E to modify all of Calpine's QF contracts with PG&E and that, based upon such modification, PG&E had agreed to assume all of the QF contracts. Under the terms of this agreement, Calpine will continue to receive its contractual capacity payments under the QF contracts, plus a five-year fixed energy component that averages 5.37 cents per kilowatt-hour. In addition, all past due receivables under the QF contracts will be elevated to administrative priority status in the PG&E bankruptcy proceeding and will be paid to Calpine, with interest, upon the effective date of a confirmed plan of reorganization. Administrative claims enjoy priority over payments made to the general unsecured creditors in bankruptcy. The bankruptcy court approved the agreement on July 12, 2001. On September 20, 2001, PG&E filed its proposed plan of reorganization with the bankruptcy court. This plan is consistent with the agreement between Calpine and PG&E described above. Calpine cannot predict when the bankruptcy court will confirm a plan of reorganization for PG&E.

     CPUC Proceedings Regarding QF Contract Pricing. Our QF contracts with PG&E provide that the CPUC has the authority to determine the appropriate utility "avoided cost" to be used to set energy payments for certain QF contracts, including those for all of our QF plants in California which sell power to PG&E.
Section 390 of the California Public Utility Code provided QFs the option to elect to receive energy payments based on the California Power Exchange ("PX") market clearing price. In mid-2000, our QF facilities elected this option and were paid based upon the PX zonal day ahead clearing price ("PX Price") from summer 2000 until January 19, 2001, when the PX ceased operating a day ahead market. Since that time, the CPUC has ordered that the price to be paid for energy deliveries by QFs electing the PX Price shall be based on a natural gas cost-based "transition formula." The CPUC has conducted proceedings (R.99-11-022) to determine whether the PX Price was the appropriate price for the energy component upon which to base payments to QFs which had elected the PX based pricing option. The CPUC has issued a proposed decision to the effect that the PX price was the appropriate price for energy payments under the California Public Utility Code. However, a final decision has not been issued to date. Therefore, it is possible that the CPUC could order a payment adjustment based on a different energy price determination. We believe that the PX Price was the appropriate price for energy payments but there can be no assurance that this will be the outcome of the CPUC proceedings.

     On March 28, 2001, the CPUC issued an order (Decision 01-03-067) (the "March 2001 Decision") proposing to change, on a prospective basis, the composition of the short run avoided cost ("SRAC") energy price formula, which is reset monthly, used by the California utilities in QF contracts. Prior to the March 2001 Decision, CPUC regulations calculated SRAC based on 50% Topock and 50% Malin border gas indices. In the March 2001 Decision, the CPUC changed this formulation to eliminate the prices at Topock from the SRAC formula. The March 2001 Decision is subject to challenges at the CPUC and the Federal Energy Regulatory Commission ("FERC").

     On June 14, 2001, however, the CPUC issued an order (Decision 01-06-015) (the "June 2001 Decision") that authorized the California utilities, including PG&E, to amend QF contracts to elect a fixed energy price component that averages 5.37 cents per kilowatt-hour for a five-year term under those contracts in lieu of using the SRAC energy price formula. By this order, the CPUC authorized the QF contract energy price amendments without further CPUC concurrence. As part of the agreement we entered into with PG&E pursuant to which PG&E agreed to assume its QF contracts with us in bankruptcy, PG&E agreed with us to amend these contracts to adopt the fixed price component that averages 5.37 cents pursuant to the June 2001 Decision. This election became effective as of July 16, 2001. As a result of the June 2001 Decision and our agreement with PG&E to amend the QF contracts to adopt the fixed price energy component, the energy price component in our QF contracts is now fixed for five years and we are no longer subject to any uncertainty that may have existed with respect to this component of our QF contract pricing as a result of the March 2001 Decision. Further, the March 2001 Decision has no bearing on PG&E's agreement with us to assume the QF contracts in bankruptcy or on the amount of the receivable that was so assumed.

     California Long-Term Supply Contracts. California has adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California Department of Water Resources ("DWR") sought bids for long-term power supply contracts in a publicly announced auction. Calpine successfully bid in that auction, and signed several long-term power supply contracts with DWR.

     On February 7, 2001, we announced the signing of a 10-year, $4.6 billion fixed-price contract with DWR to provide electricity to the State of California. We committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001, which increases to 1,000 megawatts by January 1, 2004. The electricity will be sold directly to DWR on a 24-hour, 7-day-a-week basis.

     On February 28, 2001, we announced the signing of two long-term power sales contracts with DWR. Under the terms of the first contract, a $5.2 billion, 10-year, fixed-price contract, Calpine committed to sell up to 1,000 megawatts of generation. Initial deliveries began July 1, 2001 with 200 megawatts and increase to 1,000 megawatts by as early as July 2002. Under the terms of the second contract, a 20-year contract totaling up to $3.1 billion, Calpine will supply DWR with up to 495 megawatts of peaking generation, beginning with 90 megawatts as early as August 2001, and increasing up to 495 megawatts as early as August 2002.

     FERC Investigation into California Wholesale Markets. In response to the increase in wholesale energy prices in the California markets, on June 28, 2000, the Board of Governors of the California Independent System Operator (the "ISO"), which controls the long-distance high-voltage power lines that deliver electricity throughout California and adjoining states, reduced the price cap applicable to the ISO's wholesale energy and ancillary services markets from $750/MWh to $500/MWh. The ISO subsequently reduced the price cap to $250/MWh effective August 7, 2000. During this period, however, the PX maintained a separate price cap set at a much higher level applicable to the "day-ahead" and "day-of" markets administered by the PX. On August 23, 2000, FERC denied a complaint filed August 2, 2000 by San Diego Gas & Electric Company ("SDG&E") that sought to extend the ISO's $250/MWh price cap to all California energy and ancillary service markets, not just the markets administered by the ISO. However, in its order denying the relief sought by SDG&E, FERC instructed its staff to initiate an investigation of the California power markets and to report its findings to FERC and held further hearing procedures in abeyance pending the outcome of this investigation. Under FERC regulations, QF contracts are exempt from regulation under the Federal Power Act, which is the legislation that provides the authority for FERC to investigate the California power markets and frame equitable relief with respect to the California wholesale markets. Therefore, any such relief will only apply to sales by Calpine in the short-term market. None of Calpine's receivables related to power produced under its long-term QF contracts with PG&E should be affected by any FERC findings pursuant to the proceedings described below. See "Government
Regulation -- Federal Energy Regulation -- Federal Power Act Regulation" set forth in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

     On November 1, 2000, FERC released a Staff Report detailing the results of the staff investigation, together with an "Order Proposing Remedies for California Wholesale Markets" (the "November 1 Order"). In the November 1 Order, FERC found that the California power market structure and market rules were seriously flawed, and that these flaws, together with short supply relative to demand, resulted in unusually high energy prices. The November 1 Order proposed specific remedies to the identified market flaws, including: (a) imposition of a so-called "soft" price cap at $150/MWh to be applied to both the PX and ISO markets, which would allow bids above $150/MWh to be accepted, but would subject such bids to certain reporting obligations requiring sellers to provide cost data and/or identify applicable opportunity costs and specifying that such bids may not set the overall market clearing price; (b) elimination of the requirement that the California utilities sell into and buy from the PX; (c) establishment of independent non-stakeholder governing boards for the ISO and the PX; and (d) establishment of penalty charges for scheduling deviations outside of a prescribed range. In the November 1 Order, FERC established October 2, 2000, the date 60 days after the filing of the SDG&E complaint, as the "refund effective date." Under the November 1 Order, rates charged for service after that date through December 31, 2002 will remain subject to refund if determined by FERC not to be just and reasonable. While FERC concluded that the Federal Power Act and prior court decisions interpreting that act strongly suggested that refunds would not be permissible for charges in the period prior to October 2, 2000, it noted that it was willing to explore proposals for equitable relief with respect to charges made in that period.

     On December 15, 2000, FERC issued a subsequent order that affirmed in large measure the November 1 Order (the "December 15 Order"). Various parties have filed requests for administrative rehearing and for judicial review of aspects of FERC's December 15 Order. The outcome of these proceedings, and the extent to which FERC or a reviewing court may revise aspects of the December 15 Order or the extent to which these proceedings may result in a refund of or reduction in the amounts charged by the Company's subsidiaries for power sold in the ISO and PX markets, cannot be determined at this time.

     On June 19, 2001, FERC ordered price mitigation in 11 states in the western United States in an attempt to reduce the dependence of the California market on the spot markets in favor of longer-term committed energy supplies. The order provides for price mitigation in the spot market throughout the 11-state western region during "reserve deficiency hours," which is when operating reserves in California fall below 7%. This price will be a single market clearing price based upon the marginal operating cost of the last unit dispatched by the California ISO. In addition, FERC implemented price mitigation in non-reserve deficiency hours, which will be set at 85% of the market clearing price during the last reserve deficiency period. These price mitigation procedures went into effect on June 20, 2001 and will remain in effect until September 30, 2002.

     The retention by FERC of a market-based, rather than a cost-of-service-based, rate structure, will enable us to continue to realize benefits from our efficient, modern power plants. We believe that Calpine's marginal costs will continue to be below any price cap imposed by FERC, whether during reserve deficiency hours or at other times. Therefore, we believe that FERC's mitigation plan will not have a material adverse effect on Calpine's financial condition or results of operations.

     FERC also ordered all sellers and buyers in wholesale power markets administered by the ISO, as well as representatives of the State of California, to participate in a settlement conference before a FERC administrative judge. The settlement discussions were intended to resolve all issues that remain outstanding to resolve past accounts, including sellers' claims for unpaid invoices, and buyers' claims for refunds of alleged overcharges, for past periods. The settlement discussions began on June 25, 2001 and ended on July 9, 2001. The Chief Administrative Law Judge issued his report and recommendation to FERC on July 12, 2001. On July 25, 2001, FERC ordered an expedited fact-finding hearing to calculate refunds for spot market transactions in California. The hearing has been delayed pending the submission by the California ISO and the PX of data for the purpose of developing the factual basis needed to implement the refund methodology and order refunds. The FERC Administrative Law Judge presiding over this hearing recently announced that this information must be submitted not later than December 7, 2001, and the deadline for completion of the hearing is March 8, 2002. While it is not possible to predict the amount of any refunds until the hearings take place, based upon the information available at this time, we do not believe that this proceeding will result in a material adverse effect on Calpine's financial condition or results of operations.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 2001 (1) Calpine's actual consolidated capitalization and (2) on an estimated basis for the purposes of this registration statement, Calpine's consolidated capitalization as adjusted to reflect the net effect of (a) the amendment on July 26, 2001 of Calpine's Amended and Restated Certificate of Incorporation to increase from 500,000,000 to 1,000,000,000 the number of shares of common stock that Calpine has the authority to issue, (b) Calpine's acquisition of Michael Petroleum Corporation, including the assumption of debt in connection therewith as described above under "The Company -- Recent Developments," and (c) the consummation of concurrent offerings described above under "The Company -- Recent Developments" and the use of proceeds therefrom. The adjustments do not reflect normal day-to-day operations or the potential issuance of securities offered hereby. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited consolidated condensed financial statements and related notes thereto incorporated by reference in this prospectus. All non-dollar amounts are translated into dollar amounts using recent exchange rates.

                                                                    JUNE 30, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
SHORT-TERM DEBT:
Notes payable and borrowings under lines of credit, current
  portion...................................................  $     1,258   $     1,258
Project financing, current portion..........................        1,396         1,305
Capital lease obligation, current portion...................        2,251         2,251
Zero-Coupon Convertible Debentures Due 2021.................    1,000,000     1,000,000
                                                              -----------   -----------
          Total short-term debt.............................  $ 1,004,905   $ 1,004,814
LONG-TERM DEBT:
Notes payable and borrowings under lines of credit, net of
  current portion...........................................  $    10,587   $    65,087
Project financing, net of current portion...................    1,776,435       245,232
Senior notes................................................    5,096,750     7,054,000
Capital lease obligation, net of current portion............      208,839       208,839
                                                              -----------   -----------
          Total long-term debt..............................  $ 7,092,611   $ 7,573,158
                                                              -----------   -----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................  $ 1,122,706   $ 1,122,706
Minority interests..........................................       40,733        82,579
                                                              -----------   -----------
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value:
  10,000,000 shares authorized; one share outstanding,
     actual and as adjusted.................................  $        --   $        --
                                                              -----------   -----------
Common stock, $.001 par value:
  500,000,000 shares authorized, actual, and 1,000,000,000
     shares authorized, as adjusted; 304,162,586 shares
     outstanding, actual and as adjusted....................  $       304   $       304
Additional paid-in capital..................................    1,993,849     1,993,849
Retained earnings...........................................      775,223       775,223
Accumulated other comprehensive income......................       78,411        78,411
                                                              -----------   -----------
          Total stockholders' equity........................  $ 2,847,787   $ 2,847,787
                                                              -----------   -----------
          Total capitalization..............................  $12,108,742   $12,631,044
                                                              ===========   ===========

                                  RISK FACTORS

     Investing in our common stock involves risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and our Current Report on Form 8-K, filed on September 10, 2001, each of which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is otherwise terminated:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       2000;

     - Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     - Calpine's Current Reports on Form 8-K filed on February 9, 2001, April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July 9, 2001,
       July 13, 2001, July 17, 2001, July 27, 2001, September 5, 2001, September
       10, 2001, September 28, 2001, October 9, 2001 and October 12, 2001;

     - the description of Calpine's common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996 pursuant to Section 12 of the Securities Exchange Act of 1934; and

     - the description of Calpine's rights relating to its common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on June 17, 1997 pursuant to Section 12 of the Securities Exchange Act of 1934 and the amendments thereto filed on June 18, 1997, June 24, 1997 and September 28, 2001.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following:

     - changes in government regulations, including pending changes in California, and anticipated deregulation of the electric energy industry;

     - commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations;

     - cost estimates are preliminary and actual costs may be higher than estimated;

     - the risks associated with the assurance that Calpine will develop additional plants;

     - a competitor's development of a lower-cost generating gas-fired power plants;

     - the risks associated with marketing and selling power from power plants in the newly competitive energy market;

     - the risks associated with marketing and selling combustion turbine parts and components in the competitive combustion turbine parts market;

     - the risks associated with engineering, designing and manufacturing combustion turbine parts and components;

     - delivery and performance risks associated with combustion turbine parts and components attributable to production, quality control, suppliers and transportation;

     - the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and costs to develop recoverable reserves and operations factors relating to the extraction of natural gas;

     - the uncertainty of the California power market. We are working closely with a number of parties to resolve the current uncertainty. This is an ongoing process and, therefore, the outcome cannot be predicted. It is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially affect us; however, we believe that a final resolution will not have a material adverse impact on us;

     - the direct and indirect effects of the terrorist incidents that occurred on September 11, 2001, and subsequent developments related to those attacks; and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in "Risk Factors" and in our Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and our Current Report on Form 8-K, filed on September 10, 2001, each of which is incorporated by reference in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     We will not receive any cash proceeds upon the resale of our common stock registered by this prospectus. The selling holders will receive all of the net proceeds of the resales.

                                SELLING HOLDERS

     The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below. The selling holders may also elect not to sell any common stock held by them. The term "selling holders" means the holders referred to below. Only those shares of common stock listed below may be offered for resale by the selling holders pursuant to this prospectus.

     The selling holders may offer and sell any or all of the common stock listed below by using this prospectus. Because the selling holders may offer all or only some portion of the common stock offered for sale pursuant to this prospectus, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling holders upon termination of this offering. In addition, the selling holders may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information regarding their ownership of the common stock included herein.

     The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling holders that may be offered for such selling holder's account pursuant to this prospectus. We prepared the table based on information supplied to us by the selling holders.

                                    NUMBER OF SHARES OF                          NUMBER OF SHARES OF
                                        COMMON STOCK                                COMMON STOCK
                                     BENEFICIALLY OWNED      NUMBER OF SHARES    BENEFICIALLY OWNED
SELLING HOLDERS                   PRIOR TO THE OFFERING(1)   BEING OFFERED(1)   AFTER THE OFFERING(1)
---------------                   ------------------------   ----------------   ---------------------
Michael P. Polsky...............         1,792,896              1,772,480              20,416
Alan S. Polsky Trust............           105,888                105,888                   0
Gabriel J. Polsky Trust.........           105,888                105,888                   0
Other Holders...................           140,371                126,271              14,100

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The selling holders have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. For purposes of this table, we have assumed that the selling holders will offer and sell all of the shares of our common stock offered for sale pursuant to this prospectus, however, the selling holders may offer and/or sell less than all of such shares of common stock.

     On July 15, 2001, Michael P. Polsky ("Polsky") resigned as a member of the Board of Directors and as Senior Vice President of Calpine and as an officer and employee of each affiliate of Calpine of which he was an officer or employee, including as President and Chief Executive Officer of SkyGen Energy Holdings LLC ("SkyGen"). Polsky owns all of the capital stock of AI Technology, Inc., which entered into a license agreement with Calpine on June 15, 2001. Certain of the other selling holders are or have been officers or employees of Calpine or SkyGen within the past three years.

     To our knowledge, other than their stock ownership described in the above table and their relationships with us described above, the selling holders have had no position, office or material relationship with Calpine or any of its predecessors or affiliates within the past three years.

                              PLAN OF DISTRIBUTION

     The selling holders may offer and sell the shares of our common stock referred to above under "Selling Holders" from time to time directly to purchasers. Alternatively, the selling holders may from time to time offer those shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the common stock for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such common stock and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling holders' common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or in the over-the-counter market,

     - through the writing and exercise of options, or

     - through any other method permitted pursuant to applicable law, rule or regulation.

     In connection with sales of the common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or others who may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling holders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers or others who, in turn, may sell such securities.

     At the time a particular offering of the common stock is made by the selling holders, such selling holders must provide a copy of this prospectus, which sets forth the name of the selling holders and the aggregate amount of common stock being offered. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold unless it has been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     We have borne all fees and expenses incurred in connection with the registration of the common stock. The selling holders will pay all expenses incident to the offer and sale of the common stock, including any underwriting discounts, selling commissions or fees, stock transfer taxes or similar costs.

                          DESCRIPTION OF CAPITAL STOCK

     Calpine's authorized capital stock consists of 1,000,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of Calpine's amended and restated certificate of incorporation and bylaws, which have been incorporated by reference as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of Calpine's common stock that became effective on October 7, 1999, the 2 for 1 split of Calpine's common stock that became effective on June 8, 2000 and the 2 for 1 split of Calpine's common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Pursuant to a rights agreement entered into in June of 1997, our shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit to the Registration Statement of which this prospectus constitutes a part. See "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law -- Rights Plan."

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The New York Stock Exchange. The information in the following table reflects the 2 for 1 stock split that became effective on October 7, 1999, the 2 for 1 stock split that became effective on June 8, 2000 and the 2 for 1 stock split that became effective on November 14, 2000.

                                                               HIGH       LOW
                                                              -------   -------
1999
First Quarter...............................................  $  4.67   $  3.16
Second Quarter..............................................     7.38      4.39
Third Quarter...............................................    11.97      6.85
Fourth Quarter..............................................    16.38     10.63
2000
First Quarter...............................................  $ 30.75   $ 16.09
Second Quarter..............................................    35.22     18.13
Third Quarter...............................................    52.25     32.25
Fourth Quarter..............................................    52.97     32.25
2001
First Quarter...............................................  $ 58.04   $ 29.00
Second Quarter..............................................    57.35     36.20
Third Quarter...............................................    46.00     18.90
Fourth Quarter (through October 16, 2001)...................    28.68     21.35

     As of October 16, 2001, there were approximately 986 holders of record of our common stock. On October 16, 2001, the last sale price reported on The New York Stock Exchange for our common stock was $27.58 per share.

DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under certain of our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK

     As of October 16, 2001, there was one share of preferred stock outstanding (see the discussion of Calpine's special voting preferred stock, below). The board of directors has the authority, without further vote or action by our stockholders, to issue from time to time up to a total of 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. The board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by our stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of the common stock.

     Calpine's board of directors has authorized the issuance of up to 1,000,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by Calpine's board of directors on June 5, 1997, which Calpine amended on September 19, 2001. As of October 16, 2001, no shares of Calpine's participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law" below.

     Upon consummation of the Encal business combination, a series of preferred stock of Calpine, consisting of one share, was designated as Special Voting Preferred Stock of Calpine, having a par value of $.001 per share and a liquidation preference of $.001. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock possesses a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding Calpine common equivalent shares issued by our wholly-owned subsidiary, Calpine Canada Holdings Ltd., from time to time and not owned by us or any entity controlled by us. The holders of our common stock and the holder of our special voting preferred stock vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding Calpine common equivalent shares will automatically be exchanged for shares of our common stock, and the holder of the special voting preferred stock will not be entitled to receive any of our assets available for distribution to our stockholders. The holder of special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock was issued to CIBC Mellon Trust Company, as trustee under a voting and exchange trust agreement among us, Calpine Canada Holdings Ltd. and the trustee. At such time as the one share of special voting preferred stock has no votes attached to it because there are no Calpine common equivalent shares outstanding not owned by us or an entity controlled by us, the one share of special voting preferred stock will be canceled.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, RIGHTS PLAN
AND DELAWARE LAW

  CERTIFICATE OF INCORPORATION AND BYLAWS

     Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as defined therein) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of Calpine's board of directors, or by the chairman or secretary upon the written request of a majority of the total number of directors Calpine would have if there were no vacancies on its board of directors. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     Rights Plan. On June 5, 1997, we adopted a stockholders' rights plan to strengthen our ability to protect our stockholders, which we amended on September 19, 2001. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of Calpine or its stockholders. To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a "unit," of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $140.00 per unit, subject to adjustment. The rights become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.

     If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right's exercise price a number of the acquiring company's shares of common stock having a market value of twice the right's exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right's exercise price.

     The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

  DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the ownership and disposition of Calpine's common stock. Unless otherwise stated, this summary deals only with common stock held as capital assets by U.S. holders. As used herein, "U.S. holders" are any beneficial owners of common stock, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as a U.S. holder prior to such date may also be treated as U.S. holders. As used herein, "non-U.S. holders" are beneficial owners of common stock, other than partnerships, that are not U.S. holders for United States federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the common stock. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss common stock held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the common stock. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the common stock. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly on a retroactive basis.

     YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CALPINE COMMON STOCK.

U.S. HOLDERS OF COMMON STOCK

Dividends

     The amount of any distribution we make in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such stock as described below.

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

Sale or Exchange of Common Stock

     Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. In the case of a holder other than a corporation, the preferential tax rates may apply to such gain if such holder's holding period for such common stock exceeds one year. A holder's basis in the common stock is generally equal to its initial purchase price.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock, and a backup withholding tax (currently 30.5%) may apply to such payments if the holder fails to comply with certain identification requirements. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF COMMON STOCK

     The rules governing United States federal income taxation of a non-U.S. holder of common stock are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the common stock, including any reporting requirements.

Dividends

     Distributions by us with respect to the common stock that are treated as dividends paid, as described above under "Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S.

holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor.

     A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  Sale or Exchange of Common Stock

     A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates or (4) in the event that Calpine is characterized as a United States real property holding corporation and the non-U.S. holder does not qualify for certain exemptions (see discussion below under "Foreign Investment in Real Property Tax Act").

     If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

  Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Dividends on common stock held by a non-U.S. holder will be subject to information reporting requirements and may be subject to backup withholding requirements described in this section unless certain certification requirements are satisfied.

  Foreign Investment in Real Property Tax Act

     Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." We believe it is likely that we are a "United States real property holding corporation" and we can give no assurance that we will not continue to be a United States real property holding corporation in the future. However, so long as our common stock is regularly traded on an established securities market, an exemption applies with respect to any non-U.S. holder whose beneficial and/or constructive ownership of common stock is 5% or less of the total fair market value of the common stock.

     Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-U.S. holder who sells or otherwise disposes of common stock may be required to inform its transferee whether such common stock constitutes a United States real property interest.

     The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered hereby will be passed upon for us by Covington & Burling, New York, New York. Hilary Prescott is a member of the Boards of Directors of three wholly-owned subsidiaries of Calpine and is also a partner in the law firm of Covington & Burling.

                                    EXPERTS

     Calpine's audited financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The report of Ernst and Young LLP, independent public accountants, with respect to the audited financial statements of Encal Energy Ltd., which is incorporated in this prospectus by reference to Calpine's Current Report on Form 8-K, filed on September 10, 2001, is included herein in reliance upon the authority of said firm as experts in giving said report.

                                 [CALPINE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by Calpine in connection with issuance and distribution of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC registration statement filing fee.......................  $ 13,710.00
Accounting fees and expenses................................    15,000.00
Legal fees and expenses.....................................    25,000.00
Printing fees...............................................    25,000.00
Transfer agent fees.........................................     5,000.00
Miscellaneous...............................................    16,290.00
                                                              -----------
       Total................................................  $100,000.00
                                                              ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with Delaware Law, the certificate of incorporation of Calpine contains a provision to limit the personal liability of the directors of Calpine for violations of their fiduciary duty. This provision eliminates each director's liability to Calpine or its stockholders for monetary damages except
(i) for any breach of the director's duty of loyalty to Calpine or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Article Ten of the bylaws of Calpine provides for indemnification of the officers and directors of Calpine to the fullest extent permitted by applicable law.

     Calpine has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and Calpine's bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against Calpine or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by

Calpine, and Calpine would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of Calpine but would be offset by Calpine's obligations to the director or officer under the indemnification agreement. In addition, the directors of Calpine are insured under officers and directors liability insurance policies.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   3.1    Amended and Restated Certificate of Incorporation of Calpine
          Corporation(a)
   3.2    Certificate of Correction of Calpine Corporation(a)
   3.3    Certificate of Amendment of Amended and Restated Certificate
          of Incorporation of Calpine Corporation(b)
   3.4    Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(a)
   3.5    Amended Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(a)
   3.6    Amended Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(b)
   3.7    Certificate of Designation of Special Voting Preferred Stock
          of Calpine Corporation(c)
   3.8    Bylaws of Calpine Corporation(d)
   4.1    Amended and Restated Rights Agreement, dated as of September
          19, 2001, between Calpine Corporation and EquiServe Trust
          Company, N.A., as Rights Agent(e)
  *4.2    Stockholder Rights Agreement, dated as of October 12, 2000, among Calpine Corporation and the parties listed in the
          signature pages thereto
  +5.1    Opinion of Covington & Burling
 *23.1    Consent of Arthur Andersen LLP, independent public
          accountants
 *23.2    Consent of Ernst and Young LLP, independent public
          accountants
 +23.3    Consent of Covington & Burling (included in Opinion set
          forth as Item 5.1)
 *24.1    Power of Attorney of Officers and Directors of Calpine
          Corporation (set forth on the signature pages of this
          Registration Statement)

---------------

 *  Filed herewith.

 +  To be filed by amendment.

(a) Incorporated by reference to Calpine Corporation's Annual Report on Form 10-K dated December 31, 2000, filed with the SEC on March 15, 2001.

(b) Incorporated by reference to Calpine Corporation's Registration Statement on Form S-3 (Registration No. 333-66078) filed with the SEC on July 27, 2001.

(c) Incorporated by reference to Calpine Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001.

(d) Incorporated by reference to Calpine Corporation's Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-67446) filed with the SEC on September 19, 2001.

(e) Incorporated by reference to Calpine's Registration Statement on Form 8-A/A filed with the SEC on September 28, 2001.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on this 9th day of October, 2001.

                                          CALPINE CORPORATION

                                          By:       /s/ ANN B. CURTIS
                                            ------------------------------------
                                                       Ann B. Curtis
                                                Executive Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

     That the undersigned officers and directors of Calpine Corporation do hereby constitute and appoint Peter Cartwright and Ann B. Curtis, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable Calpine Corporation to comply with the Securities Act of 1933 and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement on Form S-3. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
              /s/ PETER CARTWRIGHT                    Chairman, President, Chief       October 9, 2001
------------------------------------------------    Executive Officer and Director
                Peter Cartwright

               /s/ ANN B. CURTIS                    Executive Vice President, Chief    October 9, 2001
------------------------------------------------    Financial Officer and Director
                 Ann B. Curtis

           /s/ CHARLES B. CLARK, JR.                   Senior Vice President and       October 9, 2001
------------------------------------------------     Controller, Chief Accounting
             Charles B. Clark, Jr.                              Officer

              /s/ KENNETH T. DERR                              Director                October 9, 2001
------------------------------------------------
                Kenneth T. Derr

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----

             /s/ JEFFREY E. GARTEN                             Director                October 9, 2001
------------------------------------------------
               Jeffrey E. Garten

              /s/ GERALD GREENWALD                             Director                October 9, 2001
------------------------------------------------
                Gerald Greenwald

              /s/ SUSAN C. SCHWAB                              Director                October 9, 2001
------------------------------------------------
                Susan C. Schwab

            /s/ GEORGE J. STATHAKIS                            Director                October 9, 2001
------------------------------------------------
              George J. Stathakis

               /s/ JOHN O. WILSON                              Director                October 9, 2001
------------------------------------------------
                 John O. Wilson

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   3.1    Amended and Restated Certificate of Incorporation of Calpine
          Corporation(a)
   3.2    Certificate of Correction of Calpine Corporation(a)
   3.3    Certificate of Amendment of Amended and Restated Certificate
          of Incorporation of Calpine Corporation(b)
   3.4    Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(a)
   3.5    Amended Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(a)
   3.6    Amended Certificate of Designation of Series A Participating
          Preferred Stock of Calpine Corporation(b)
   3.7    Certificate of Designation of Special Voting Preferred Stock
          of Calpine Corporation(c)
   3.8    Bylaws of Calpine Corporation(d)
   4.1    Amended and Restated Rights Agreement, dated as of September
          19, 2001, between Calpine Corporation and EquiServe Trust
          Company, N.A., as Rights Agent(e)
  *4.2    Stockholder Rights Agreement, dated as of October 12, 2000, among Calpine Corporation and the parties listed in the
          signature pages thereto
  +5.1    Opinion of Covington & Burling
 *23.1    Consent of Arthur Andersen LLP, independent public
          accountants
 *23.2    Consent of Ernst and Young LLP, independent public
          accountants
 +23.3    Consent of Covington & Burling (included in Opinion set
          forth as Item 5.1)
 *24.1    Power of Attorney of Officers and Directors of Calpine
          Corporation (set forth on the signature pages of this
          Registration Statement)

---------------

 *  Filed herewith.

 +  To be filed by amendment.

(a) Incorporated by reference to Calpine Corporation's Annual Report on Form 10-K dated December 31, 2000, filed with the SEC on March 15, 2001.

(b) Incorporated by reference to Calpine Corporation's Registration Statement on Form S-3 (Registration No. 333-66078) filed with the SEC on July 27, 2001.

(c) Incorporated by reference to Calpine Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001.

(d) Incorporated by reference to Calpine Corporation's Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-67446) filed with the SEC on September 19, 2001.

(e) Incorporated by reference to Calpine's Registration Statement on Form 8-A/A filed with the SEC on September 28, 2001.